TRINSEO S.A.

1000 Chesterbrook Boulevard

Suite 300

Berwyn, PA 19312

June 14, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, DC 20549

Attention: Era Anagnosti

Re:	Trinseo S.A.

Request to Withdraw Registration Statement on Form F-1

File No. 333-175163

Ladies and Gentlemen:

Trinseo S.A. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1, as amended (File No 333-175163) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on a confidential basis on April 29, 2011.

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common stock, which the Company has determined not to pursue at this time. No securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding this application, please contact Joshua N. Korff at (212) 446-4943 or Christopher A. Kitchen at (212) 446-4988 of Kirkland & Ellis LLP. Thank you for your assistance in this matter.

Very truly yours,

TRINSEO S.A.

By: /s/ Curtis S. Shaw Curtis S. Shaw Executive Vice President and General Counsel